March 26, 2025

VIA EDGAR TRANSMISSION

Shandy Pumphrey

Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Bluerock Total Income+ Real Estate Fund, File Nos. 333-252508 and 811-22710 and Bluerock High Income Credit Fund, File Nos. 333-262010 and 811-23772

Dear Ms. Pumphrey:

On February 27, 2025, you provided oral comments with respect to certain shareholder report filings by Bluerock Total Income+ Real Estate Fund (“Bluerock TI+”) and Bluerock High Income Credit Fund (“Bluerock HIICF”) (collectively, the “Funds” or the “Registrants”), as indicated below. Please find below each Registrant’s responses to your comments, which the Registrants have authorized Thompson Hine LLP to make on its behalf.

Form N-CEN

Comment 1.	The Staff notes Item D.10 of the Registrants’ N-CEN filing lists the Class A price without a sales charge. In future N-CEN filings please mark Item D.10 as “N/A” as interval funds are non-traded.

Response.	The Registrant will ensure the updates are included its next N-CEN filing.

Comment 2.	Please confirm the amount included in Item C.15 of the Registrants’ N-CEN filing is in fact a brokerage commission.

Response.	The amount listed is not a brokerage commission. Instead, it represents the portion of the sales load received by Bluerock Capital Markets from the Fund’s distributor in connection with the sale of certain classes of Fund shares. The Registrant will ensure Bluerock Capital Markets is not included under the brokerage commission items in the next N-CEN filing.

Shandy Pumphrey

March 2025

Annual Report to Shareholders on Form N-CSR

Bluerock HIICF and Bluerock TI+

Comment 3.	The Staff notes the title of the individuals signing the certifications, do not specifically include a principal executive officer or principal financial officer; going forward, please ensure these individuals sign the certificates or update the titles accordingly.

Response.	The Registrants confirm the certificates were signed by the Principal Executive Officer and Principal Financial Officer. The Registrants will update the titles accordingly in the next N-CSR filings.

Bluerock HIICF

Comment 4.	The Staff notes Bluerock HIICF engaged in reverse repurchase agreements during the period. Please include the average dollar amount and average interest rate as required by Regulation S-X in the Registrant’s next filing.

Response.	The Registrant will ensure it includes the average dollar amount and average interest rate in its next N-CSR filing.

Comment 5.	Please explain why the Section 906 certification states that the certification “has been provided to the Bluerock Total Income+ Real Estate Fund and will be retained by the Bluerock High Income Institutional Credit Fund” and file the amended certification if necessary.

Response.	The Registrant apologies for the error and will file a revised certification correcting the language.

Comment 6.	In the Bluerock HIICF Schedule of Investments, please identify the series in the title of the issuer of the securities vehicles such as CLOs.

Response.	The Registrant will ensure it includes the series in the title as applicable in the Schedule of Investments in its next N-CSR filing.

Comment 7.	Please explain the difference in the total returns presented in the Management Discussion of Fund Performance (MDFP) as compared to the returns presented in financial highlights. For example, class I is stated as 11.65% in MDFP compared to 11.1% in financial highlights.

Response.	Total returns in the MDFP are calculated using closing Net Asset Value as of September 30, 2024, and do not match returns presented in the Financial Highlights due to adjustments under accounting principles generally accepted in the United States of America.

Shandy Pumphrey

March 2025

Fund Websites

Bluerock HIICF

Comment 8.	Please add disclosure to the Fact Sheet on the Bluerock HIICF website stating that the voluntary fee waiver excludes interest expense.

Response.	As of January 1, 2025, the Registrant is only voluntarily waiving its incentive fee. As such, the Fact Sheet was updated with the following relevant footnote: “In addition to the contractual obligations under its expense limitation agreement, the Adviser, on a purely voluntary basis, has agreed to waive the entire incentive fee.” Interest expense is no longer relevant to the voluntary waiver.

Bluerock TI+

Comment 9.	Please explain why DWS is not listed as a Sub-Advisor in the “Advisor and Sub-Advisor” section of the Bluerock TI+ website.

Response.	The Registrant has updated the Bluerock TI+ website.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3200.

Very truly yours,
/s/ JoAnn M. Strasser
JoAnn M. Strasser